FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is:

Membership Collective Group, Inc.

180 Strand

London WC2R 1EA

United Kingdom

+44 (0) 207 8512300

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

July 1, 2021

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Office of Real Estate and Construction

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Pam Howell

                    Brigitte Lippmann

                    William Demarest

                    Isaac Esquivel

Re:	Membership Collective Group, Inc.

Registration Statement on Form S-1

File No. 333-257206

Ladies and Gentlemen:

On behalf of Membership Collective Group, Inc. (the “Registrant”), relating to the Registrant’s Registration Statement on Form S-1, filed by the Registrant with the Commission on June 21, 2021, (File No. 333-257206) (the “Registration Statement”), we submit this supplemental letter to assist the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in its review of the Registrant’s position with respect to its determination of the fair value of its common stock underlying its outstanding equity awards and the reasons for the differences between the recent valuation of its common stock and the estimated offering price for its common stock in the initial public offering (the “IPO”).

[***] Membership Collective Group, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

Confidential Treatment Request

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Registrant’s request for confidential treatment for selected portions of this letter. The Registrant has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Registrant is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Registrant may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (212) 839-5684 rather than rely on the U.S. mail for such notice.

Preliminary IPO Price Range

On July 1, 2021, representatives of the lead underwriters for the IPO (collectively, the “Representatives”), on behalf of the underwriters, advised the Registrant that, based on then-current market conditions, they anticipated that the underwriters would recommend to the Registrant a preliminary price range of $[***] to $[***] per share (the “Preliminary Price Range”) resulting in a midpoint of the Preliminary Price Range of $[***] per share (the “Preliminary Midpoint Price”), after giving effect to a one for [***] share conversion ratio to be effected upon the consummation of the offering as described below (which would translate the Preliminary Price Range into a per share value of $[***] to $[***] as adjusted for the conversion ratio). This range implies a post-money equity valuation for the Registrant of $[***] to $[***].

The Registrant further advises the Staff that the Preliminary Price Range represents the Registrant’s belief of what the indicative price range to be disclosed in the preliminary prospectus may be, but that the actual indicative price range to be included in the preliminary prospectus will not be determined until the Registrant completes a valuation process with the Representatives. This valuation process is expected to occur shortly before the printing and filing of the preliminary prospectus for the commencement of the roadshow for the IPO. The anticipated price range for this offering is based on a number of factors, including prevailing market conditions, estimates of the Registrant’s business potential and preliminary discussions with the Representatives regarding potential valuations of the Registrant, including discussions that took place during telephonic meetings between the Representatives and management of the Registrant on June 24, 2021, June 25, 2021 and July 1, 2021. The actual bona fide price range to be included in a subsequent amendment to the Registration Statement has not yet been determined and remains subject to adjustment based on factors outside of the Registrant’s control. However, the Registrant believes that the actual bona fide price range will be within this estimated price range. In addition, the actual price range to be included in such amendment will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

[***] Membership Collective Group, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

Historical Determinations of Fair Value of Common Stock

Prior to the IPO, all of the Registrant’s business has been conducted by and through Soho House Holdings Limited (“SHH”). The Registrant is a holding company with nominal assets and no liabilities, contingencies or commitments, which will not have conducted any operations prior to the consummation of the IPO, other than acquiring 100% of the equity interests of SHH. Upon the acquisition of such equity interests upon the consummation of the IPO, each ordinary share of SHH will be exchanged for [***] shares of common stock of the Registrant.

SHH granted certain Stock Appreciation Rights (“SARs”) and Growth Shares to its employees in August, September and December 2020, as well as in the first half of 2021. There were no other grants of equity-based awards during the preceding 5 years. A summary of SARs grants is included in the table below:

Grant Date	Number of SARs Granted	Grant Date Fair Value for Financial Reporting Purposes
August 25, 2020	5,335,947	$3.46
September 9, 16 and 28, 2020	446,642	$3.46
December 15, 2020	33,261	$3.46
January 27, 2021	33,260	$3.46
February 24, 26 and 27, 2021	1,060,725	$4.17
March 10, 15, and 19, 2021	114,037	$4.17
March 23, 24, 25 and 26, 2021	490,545	$4.92

The ASC 718 grant date fair value of the SARs awards summarized above was derived using a Black-Scholes valuation model and was based upon: (i) with respect to awards granted throughout 2020 and prior to March 23, 2021, a base price per share of $10.523; and (ii) with respect to awards granted on and after March 23, 2021, a base price per share of $13.49. In each case, the grant date fair value of the awards was computed on a pre-DLOM (discount for lack of marketability) basis. SHH also granted 11,170 SARs awards on April 21, 2021; while the grant date fair value of such awards has not yet been finalized, the base price per share of such awards to be used in the Black-Scholes valuation model is $13.49.

In addition to the SARs noted in the table above, the Registrant granted a total of 2,850,897 Growth Shares to certain of its executives in August 2020; the grant date fair value of such Growth Shares was $3.46 on a pre-DLOM basis, based upon an equity value of $10.523 per share.

[***] Membership Collective Group, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

As there has been no public market for SHH’s ordinary shares, the estimated fair value of its shares was determined by management and the Board with reference to arms’ length capital raising transactions with unrelated third parties which occurred throughout the preceding 24 months and in close proximity to the various grant dates for the various equity-based awards. Specifically, management and the Board of SHH considered the following capital raising transactions:

•	In August 2019, SHH issued 4,276,347 redeemable C ordinary shares to an unrelated third party for a total subscription price of $45 million (implied value of $10.52 per share);

•	In November 2019, SHH issued an additional 2,181,507 redeemable C ordinary shares (including 266,654 finder fee shares) to the same investor for $20.15 million (implied value of $10.52 per share);

•	In December 2019, SHH issued 3,326,048 C2 ordinary shares to an unrelated third party for a total subscription price of $35 million (implied value of $10.52 per share).

•	In May 2020, SHH issued 9,502,993 redeemable C ordinary shares to an unrelated third party for a total subscription price of $100 million (implied value of $10.52 per share);

•

In February 2021, SHH issued 4,751,497 redeemable C ordinary shares to the same investor that participated in the May 2020 capital raise for a total subscription price of $50 million (implied value of $10.52 per share);

•	In March 2021, SHH issued 12,970,766 senior convertible preference shares to an unrelated third party for a total subscription price of $175 million (implied value of $13.49 per share).

Summary of Valuation Reports

In addition to taking into account the implied equity value for the various capital raising transactions outlined above, the Registrant considered the most recent third-party Section 409A valuation of SHH’s ordinary shares, which was performed as of March 31, 2021 (the “March Valuation Report”) in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately-Held-Registrant Equity Securities Issued as Compensation.

The March Valuation Report used a recent round of financing to estimate the Fair Market Value (“FMV”) of the total equity of SHH, and allocated the equity value to each class of equity securities outstanding using the option pricing method (“OPM”), which is based on a Black-Scholes option pricing model. The recent round of financing was the issuance of the 12,970,766 senior convertible preference shares to an unrelated third party, which took place in March 2021. Given that this was an arms-length transaction between a willing buyer and seller, the value of the total equity of SHH was calculated such that the resulting FMV of the senior preference shares equaled the original total subscription price of $175 million.

[***] Membership Collective Group, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

The Black-Scholes option pricing model was utilized, along with participation breakpoints of the various equity classes, to estimate the FMV of each of the equity securities and the resulting marketable common stock value of $12.78. Given the high probability of an IPO in the very near future, the DLOM was assumed to be zero. Management and the Board of SHH therefore concluded that the estimated non-marketable value of its ordinary shares was $12.78 per share.

Explanation of Difference Between Fair Value of SHH Ordinary Shares as of March 31, 2021 and the Midpoint of the Anticipated Preliminary Price Range

As is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value but was determined based on discussions between the Registrant and the Representatives. Among the factors that were considered in setting the Preliminary Price Range were the following:

•

an analysis of the typical valuation ranges seen in recent initial public offerings for comparable companies such as consumer/lifestyle brands, location-based membership and lodging companies and tech-enabled membership brands;

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Registrant’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Registrant and the industry in which it operates;

•	an assumption that there would be a receptive public trading market for membership brand companies such as the Registrant; and

•	valuation metrics for and recent performance of initial public offerings of comparable companies.

The Registrant believes that the difference between the fair value of its common stock as of March 31, 2021 of $12.78 per share and the Preliminary Price Range per share is the result of the factors above, the public filing of its registration statement on Form S-1 for its IPO on June 21, 2021 and the following factors and positive developments with respect to the Registrant’s business that occurred subsequent to March 31, 2021, the date of the Registrant’s most recent determination of the fair value of its common stock in reliance on, among other things, the March Valuation Report.

[***] Membership Collective Group, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

•	The Preliminary Price Range is based only upon a scenario in which the Registrant completes the IPO.

•	The Preliminary Price Range necessarily assumes that the IPO has occurred and that a public market for the Registrant’s common stock has been created.

•

The Preliminary Price Range represents a future price for shares of the Registrant’s common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the SHH ordinary shares as of March 31, 2021, represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.

•

Since March 31, 2021, the Registrant has taken several steps towards the completion of an IPO, including (i) receiving comments from the Staff on the Registration Statement which the Registrant believes presented no fundamental disclosure, accounting or other issues and which solidified the viability of executing an IPO in the second or third quarter of 2021; (ii) holding TTW meetings with potential investors to gauge preliminary and non-binding interest in a potential public offering, further receiving positive underwriter feedback; and (iii) on advice of outside advisors and after full deliberation by the Registrant’s Board, publicly filing the Registration Statement with the Commission on June 21, 2021.

•

The Registrant’s revenues for the first quarter of 2021 have begun to increase compared to its results in fiscal 2020 in large part due to the lifting of COVID-19 restrictions imposed around the world and the reopening of a number of its Houses. The Registrant expects this trend to continue as such restrictions continue to be lifted primarily in both the United Kingdom and the United States. This is in contrast to the Registrant’s revenues for 2020 which, due in large part to the COVID-19 pandemic, were substantially reduced as compared to the 2019 and 2018 periods.

Conclusion

In light of the above, the Registrant respectfully submits that the per share grant date estimated fair values, as set forth in the table above under “Historical Determinations of Fair Value of Common Stock,” which have been used as the basis for determining the stock-based compensation in connection with its equity-based awards during the past 12 months, were reasonable and appropriate for the reasons described herein and in the Registration Statement.

Destruction of this Unredacted Letter Pursuant to Rule 418 Under the Securities Act of 1933, as amended

We further request, pursuant to Rule 418 under the Securities Act of 1933, as amended, that this unredacted letter be destroyed promptly following the Staff’s completion of its review of such information. The Registrant believes that the destruction of this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Registrant that may, if disseminated, negatively impact the trading in the common stock of the Registrant following the IPO. The Registrant advises the Staff that it has not filed the supplemental information subject to this request in electronic format.

* * * * *

[***] Membership Collective Group, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (212) 839-5684 or sgandhi@sidley.com.

Sincerely,

/s/ Samir A. Gandhi
Samir A. Gandhi

cc:	Humera Afzal, Membership Collective Group, Inc.

Robert A. Ryan, Sidley Austin LLP

Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

Marcel R. Fausten, Davis Polk & Wardwell LLP

Dan Gibbons, Davis Polk & Wardwell LLP

[***] Membership Collective Group, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. § 200.83.